

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 10, 2015

Daniel Grodnik
Chief Executive Officer
Mass Hysteria Entertainment Company, Inc.
2920 W. Olive Avenue, Suite 208
Burbank, California 91505

> **Re: Mass Hysteria Entertainment Company, Inc.**
> **Form 10-K for the Fiscal Year Ended November 30, 2014**
> **Filed March 17, 2015**
> **File No. 000-53739**

Dear Mr. Grodnik:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended November 30, 2014

Item 9A. Controls and Procedures

Internal Control over Financial Reporting, page 32

1. We note from Management's Report on Internal Control over Financial Reporting, that management assessed your internal control over financial reporting as of the fiscal year ended November 30, 2014 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Please tell us, and revise to disclose whether you used the 1992 or 2013 COSO framework in your assessment.

Exhibit 32

2. Please note that your exhibit 32 certification is not in the format prescribed by Item 601(b)(32) of Regulation S-K. Please amend your filing to include a revised certification that conforms to the exact wording required by Rule 13a-14(b) (17 CFR 240.13a.14(b))

or Rule 15d-14(b((17 CFR 240.15d-14(b)) and Section 1350, paragraph (b) of Chapter 63 of Title 18 of the United States Code.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief